Exhibit 5.11
[Letterhead of Vieira de Almeida & Associados, RL]
September 11, 2009
Novelis Inc.
3399 Peachtree Road, NE, Suite 1500
Atlanta, Georgia 30326
Ladies and Gentlemen:
     In connection with the registration under the U.S. Securities Act of 1933 (the “Securities Act”) of (a) $185,000,000 principal amount of 11 1/2% Senior Notes due 2015 (the “Notes”) of Novelis Inc., a corporation organized under the laws of Canada (the “Company”), to be issued in exchange for the Company’s outstanding 11 1/2% Senior Notes due 2015 pursuant to an Indenture, dated as of August 11, 2009 (the “Indenture”), among the Company, the subsidiaries of the Company party thereto (collectively, the “Guarantors”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and (b) the Guarantees (the “Guarantees”) of each of the Guarantors endorsed upon the Notes, we, as legal counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.
     Upon the basis of such examination, we advise you that, in our opinion, (1) Novelis Madeira, Unipessoal, Lda. has been duly organized and is an existing corporation under the laws of Portugal, (2) the Indenture has been duly authorized, executed and delivered by Novelis Madeira, Unipessoal, Lda., (3) the Guarantees have been duly authorized by Novelis Madeira, Unipessoal, Lda., and (4) when the terms of the Notes and the Guarantees and of their issuance have been duly established in conformity with the Indenture and the Notes and Guarantees have been duly executed, authenticated, issued and delivered in accordance with the terms of the Indenture, the Guarantees will constitute valid and legally binding obligations of Novelis Madeira, Unipessoal, Lda., subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
     The foregoing opinion is limited to and given on the basis of the substantive laws of Portugal as in existence at the date hereof. We are expressing no opinion as to the effect of the laws of any other jurisdiction.
     We have relied as to certain factual matters on information obtained from public officials, officers of the Company and the Guarantors and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by each of the parties thereto (except Novelis Madeira, Unipessoal Lda.), the Notes have been duly authorized by the Company, the Guarantees have been duly authorized by the Guarantors (except Novelis Madeira, Unipessoal Lda.) and that the Company and the Guarantors(except Novelis Madeira, Unipessoal Lda.) have been duly organized and are existing corporations in good standing under the laws of their respective jurisdictions of organizations, assumptions which we have not independently verified.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and any reference to us under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,
/s/ Helena Vaz Pinto

Vieira de Almeida & Associados, RL
Sociedade de Advogados